December 22, 2015

Ms. Melissa Raminpour
Branch Chief
Office of Transportation and Leisure
Division of Corporation Finance // Mail Stop 3561
United States Securities and Exchange Commission
Washington, D.C. 20549

Re: ACCO Brands Corporation
Form 10-K for the year ended December 31, 2014
Filed February 25, 2015
Form 8-K dated October 28, 2015
File No. 001-08454

Dear Ms. Raminpour,

Set forth below are the responses of ACCO Brands Corporation (the “Company”) to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission set forth in the comment letter dated December 10, 2015 (the “Comment Letter”) relating to the Company’s Current Report on Form 8-K which was filed on October 28, 2015.

For your convenience, the Staff’s comments are set forth below in bold.

1. Reference is made to the Supplemental Reconciliation of Adjusted Results for the three and nine months ended September 30, 2015 and 2014 on pages 8-9 of the report. Please be advised it is not appropriate to present a full non-GAAP income statement for purposes of reconciling non-GAAP measures to the most directly comparable GAAP measure. Refer to Question 102.10 of the Compliance & Disclosure Interpretations related to Non-GAAP Financial Measures which can be found at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm. Please confirm your understanding of this matter in your response to us and revise your presentation accordingly.

Company’s Response

The Company proposes to revise its Supplemental Reconciliation of Adjusted Results included in earnings releases in response to the Staff’s comment on a prospective basis. The Company has revised and attached its presentation of Reconciliation of GAAP to Adjusted Non-GAAP Information (Unaudited) for the three and nine months ended September 30, 2015 and 2014 referenced in the Staff’s comment for your consideration. Such revised reconciliation is not presented as a full income statement.

2. Reference is made to the Supplemental Reconciliation of Operating Income to Adjusted EBITDA on page 10. Please be advised that “earnings” within the context of EBITDA is intended to be net income as presented in the statement of operations under GAAP. In this regard, please reconcile Adjusted EBITDA to net income rather than operating income. Refer to Question 103.01 of the Compliance & Disclosure Interpretations related to Non-GAAP Financial Measures which can be found at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

Company’s Response

The Company proposes to revise its Supplemental Reconciliation of Operating Income to Adjusted EBITDA in response to the Staff’s comment. We have revised and attached our proposed presentation of

Reconciliation of Net Income to Adjusted EBITDA (Unaudited) for the three and nine months ended September 30, 2015 and 2014 referenced in the Staff’s comment for your consideration. The revised reconciliation now reconciles Adjusted EBITDA to Net Income.

As requested by the Staff, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me by telephone at (847) 796-4740 with any questions or comments regarding this correspondence.

Very truly yours,
/s/ Neal V. Fenwick
Neal V. Fenwick
Executive Vice President and
Chief Financial Officer

cc:    Jean Yu, United States Securities and Exchange Commission
Pamela R. Schneider, Esq., Senior Vice President, Secretary and General Counsel

ACCO Brands Corporation and Subsidiaries
Reconciliation of GAAP to Adjusted Non-GAAP Information (Unaudited)
(In millions of dollars, except per share data)

	Three Months Ended September 30, 2015						Three Months Ended September 30, 2014
	Reported	% of	Adjusted		Adjusted	% of	Reported	% of	Adjusted		Adjusted	% of	% Change
	GAAP	Sales	Items		Non-GAAP	Sales	GAAP	Sales	Items		Non-GAAP	Sales	Adjusted
Restructuring charges/(credits)	$—		$—		$—		$0.5		$(0.5)	(A.1)	$—		NM
Operating income	54.8	13.2%	—		54.8	13.2%	61.8	13.1%	0.5		62.3	13.2%	(12)%
Interest expense	11.0		—		11.0		12.5		—		12.5		(12)%
Other expense, net	0.3		—		0.3		0.2		—		0.2		50%
Income before income tax	47.9	11.6%	—		47.9	11.6%	53.6	11.4%	0.5		54.1	13.7%	(11)%
Income tax expense	15.3		1.5	(A.3)	16.8		19.4		(0.5)	(A.3)	18.9		(11)%
Income tax rate	31.9%				35.0%		36.2%				35.0%
Net income	$32.6	7.9%	$(1.5)		$31.1	7.5%	$34.2	7.2%	$1.0		$35.2	8.9%	(12)%
Diluted income per share	$0.30		$(0.01)		$0.28		$0.29		$0.01		$0.30		(7)%

	Nine Months Ended September 30, 2015						Nine Months Ended September 30, 2014
	Reported	% of	Adjusted		Adjusted	% of	Reported	% of	Adjusted		Adjusted	% of	% Change
	GAAP	Sales	Items		Non-GAAP	Sales	GAAP	Sales	Items		Non-GAAP	Sales	Adjusted
Restructuring charges/(credits)	$(0.3)		$0.3	(A.1)	$—		$1.6		$(1.6)	(A.1)	$—		NM
Operating income	106.6	9.7%	(0.3)		106.3	9.7%	105.1	8.5%	1.6		106.7	8.7%	—%
Interest expense	33.5		(0.1)	(A.2)	33.4		37.0		0.1	(A.2)	37.1		(10)%
Other expense, net	2.2		(1.9)	(A.2)	0.3		0.3		—		0.3		—%
Income before income tax	81.3	7.4%	1.7		83.0	7.6%	77.8	6.3%	1.5		79.3	6.5%	5%
Income tax expense	26.8		2.3	(A.3)	29.1		30.1		(2.4)	(A.3)	27.7		5%
Income tax rate	33.0%				35.0%		38.7%				35.0%
Net income	$54.5	5.0%	$(0.6)		$53.9	4.9%	$47.7	3.9%	$3.9		$51.6	4.2%	4%
Diluted income per share	$0.49		$(0.01)		$0.48		$0.41		$0.03		$0.44		9%
Notes for Reconciliation of GAAP to Adjusted Non-GAAP Information

A.
“Adjusted” results exclude restructuring charges (credits), costs associated with refinancing of the Company's debt and all unusual income tax items, including income taxes related to the aforementioned items, in order to provide a comparison of underlying results of operations; in addition, income taxes have been recalculated at a normalized tax rate.

1.	Represents restructuring charges (credits).

2.	Represents the reversal of the write-off debt origination costs and other costs associated with the Company's refinancing in the second quarter of 2015 and a debt agreement amendment in 2014.

3.
Adjustment primarily reflects the tax effect of the adjustments outlined in items A.1-2 above and adjusts the company's effective tax rate to a normalized rate of 35%. The Company's estimated long-term rate remains subject to variations from the mix of earnings across the Company's operating jurisdictions.

ACCO Brands Corporation and Subsidiaries

Reconciliation of Net Income to Adjusted EBITDA (Unaudited)
(In millions of dollars)

	Three Months Ended September 30,			Nine Months Ended September 30,
	2015	2014	% Change	2015	2014	% Change
Net income	$32.6	$34.2	(5)%	$54.5	$47.7	14%
Restructuring (A.1)	—	0.5	(100)%	(0.3)	1.6	NM
Depreciation	7.9	8.5	(7)%	24.7	26.8	(8)%
Stock-based compensation expense	2.9	3.9	(26)%	10.5	11.6	(9)%
Amortization of intangibles	4.8	5.4	(11)%	14.9	16.9	(12)%
Interest expense/income	9.1	10.9	(17)%	28.2	32.3	(13)%
Other expense, net	0.3	0.2	50%	2.2	0.3	633%
Income tax expense	15.3	19.4	(21)%	26.8	30.1	(11)%
Adjusted EBITDA	$72.9	$83.0	(12)%	$161.5	$167.3	(3)%

Adjusted EBITDA as a % of Net Sales	17.6%	17.6%		14.7%	13.6%

Notes for Reconciliation of Net Income to Adjusted EBITDA

“Adjusted EBITDA” represents adjusted net income after adding back depreciation, stock-based compensation expense, amortization of intangibles, interest expense/income and other expense, net and income taxes and excludes restructuring charges/credits. The following table sets forth a reconciliation of reported net income in accordance with GAAP to Adjusted EBITDA.

A.1	Represents restructuring charges (credits).

Reconciliation of Net Cash Provided By Operating Activities to Free Cash Flow (Unaudited)
(In millions of dollars)

“Free Cash Flow” represents cash flow from operating activities less additions to property, plant and equipment, net of proceeds from the disposition of assets. The following table sets forth a reconciliation of reported net cash provided by operating activities in accordance with GAAP to Free Cash Flow.

Nine Months Ended September 30, 2015
Net cash provided by operating activities	$69.7

Net cash (used) provided by:
Additions to property, plant and equipment	(21.4)
Proceeds from the disposition of assets	2.7
Free cash flow	$51.0